July 27, 2022

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	36Kr Holdings Inc. Form 20-F for Fiscal Year Ended December 31, 2020 Form 20-F for Fiscal Year Ended December 31, 2021 Response dated June 14, 2021 File No. 001-39117

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Jennie Beysolow and Dietrich King:

This letter sets forth the responses of 36Kr Holdings Inc. (“36Kr” or the “Company”) to the comment (the “Comment”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated July 13, 2022.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

Item 3, Key Information, page 1

1.       We note your response to comment 2. In future filings, for each summary risk factor, please include a cross-reference to the page number where the full detailed risk factor appears.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to revise the disclosure on pages 2, 3 and 4 of the 2021 Annual Report in future filings as follows:

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•       We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date. For details, see page [4] of this annual report.

•       We are subject to risks associated with operating in the rapidly evolving New Economy sectors. For details, see page [5] of this annual report.

•       The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business. For details, see page [5] of this annual report.

•       If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected. For details, see page [5] of this annual report.

•       We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit. For details, see page [5] of this annual report.

•       Our business could suffer if we are unable to retain or hire quality in-house writers and editors. For details, see page [6] of this annual report.

•       Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations. For details, see page [6] of this annual report.

•       Our business, prospects and financial results may be affected by our relationship with third-party platforms. For details, see page [6] of this annual report.

•       If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected. For details, see pages [6 and 7] of this annual report.

•       If we fail to develop effective online advertising services, retain or acquire new online advertising services customers, or manage the credit risk of our customers, our financial condition, results of operations and prospects may be materially and adversely affected. For details, see page [7] of this annual report.

Risks Related to Our Corporate Structure

•       There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIE and, consequently, significantly affect the financial condition and results of operations performance of 36Kr. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE. For details, see pages [20 and 21] of this annual report.

•       Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. For details, see page [21] of this annual report.

•       The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas, or maintenance of the listing status of our ADSs, and the PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. For details, see pages [22 and 23] of this annual report.

•       Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page [23] of this annual report.

•       We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business. For details, see page [24] of this annual report.

Risks Related to Doing Business in China

•       Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us. For details, see pages [25 and 26] of this annual report.

•       Changes in China’s economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect. For details, see page [26] of this annual report

•       Certain judgments obtained against us by our shareholders may not be enforceable in China. For details, see page [27] of this annual report.

•       The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. For details, see page [27] of this annual report.

•       Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024, or in 2023 if the Accelerating Holding Foreign Companies Accountable Act is enacted. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see pages [27 and 28] of this annual report.

•       The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023. For details, see page [28] of this annual report.

Risks Related to the ADSs

•       The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see pages [36 and 37] of this annual report.

•       If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page [37] of this annual report.

•       The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. For details, see page [37] of this annual report.

•       Techniques employed by short sellers may drive down the market price of the ADSs. For details, see page [37] of this annual report.

2.      We note your response to comment 3. In future filings, please revise to discuss the "applicable government registration and approval requirements," you reference in your response.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 1 of the 2021 Annual Report in future filings as follows:

As of the date of this annual report, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations without limitations, subject to satisfaction of applicable government registration and approval requirements. Loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China. See “Item 4 Information on the Company — 4.A. History and Development of the Company — Our Corporate History.”

3.      We note your response to comment 5. To the extent that your response provided an exhaustive list of revisions, in future filings, please expand to revise all references to control, including where you discuss risks associated with terminating the contractual agreements. In this regard, we note the following statements as examples:

• “…the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:… requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; (page 20)

• “In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.” (pages 21 and 24)

• Agreements that provide us with effective control over Beijing Duoke (page 76)

• “If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions: …require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIE.” (page F-15)

Response

The Company acknowledges the Staff’s comments, and it intends to make corresponding revisions to all references to control of the VIE, as applicable, in further filings. For example, in response to the Staff’s comments, the Company intends to revise the disclosure in future filings as follows:

• “This structure allows us to ~~exercise effective control over the VIE and~~ be considered the primary beneficiary of the VIE for accounting purposes, which serves the purpose of consolidating the VIE’s operating results in our financial statements under the U.S. GAAP.” (page 1)

• Beijing Dake, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our the VIE and its shareholders, which enables us to ~~(i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations.~~ be considered the primary beneficiary of the VIE for accounting purposes. (page 20)

• “…the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:… requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with ~~our~~ the VIE and deregistering the equity pledges of ~~our~~ the VIE, which in turn would affect our ability to ~~consolidate, derive economic interests from, or exert effective control over our VIE~~ be considered the primary beneficiary of the VIE for accounting purposes; (page 20)

• “In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to ~~exert effective control over our affiliated entities~~ be considered the primary beneficiary of the VIE for accounting purposes, and our ability to conduct our business may be negatively affected.” (pages 21 and 24)

• Our contractual arrangements with ~~our~~ the VIE and its shareholders have enabled us to ~~(i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC laws~~ be considered the primary beneficiary of the VIE for accounting purposes. (page 44)

• These contractual arrangements entered into with the VIE allow us to ~~(i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.~~ be considered the primary beneficiary of the VIE for accounting purposes. These contractual arrangements include the exclusive purchase option agreement, powers of attorney, equity pledge agreement, and exclusive business cooperation agreement. As a result of these contractual arrangements, we ~~exert effective control over, and~~ are considered, the primary beneficiary for accounting purposes, of the VIE and consolidate its operating results in our financial statements under U.S. GAAP. (page 45)

• These contractual arrangements have enabled us to ~~exercise effective control over our VIE~~ be considered the primary beneficiary of the VIE for accounting purposes.~~, receive substantially all of the economic benefits of our VIE, and have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law~~. (page 75)

• Agreements that ~~provide us with effective control over Beijing Duoke~~ enable us to be considered the primary beneficiary of Beijing Duoke for accounting purposes (page 76)

• “If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions: …require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to ~~consolidate, derive economic interests from, or exert effective control over the VIE~~ be considered the primary beneficiary of the VIE for accounting purposes.” (page F-15)

4.      We note your response to comment 8. In future filings, please revise to disclose expressly whether you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, and the basis for this belief. In addition, please do not qualify any of these regulatory compliance disclosures in terms of material compliance or any similar qualifier.

Response

The Company acknowledges the Staff’s comments. In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the disclosure on page 45 of the 2021 Annual Report in its future filings as follows:

Recent Regulatory Development

Revised Cybersecurity Measures

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a critical information infrastructure purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review.

Under the Revised Cybersecurity Review Measures, we face potential risks if we are deemed as a “critical information infrastructure operator” or “platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. If the CSRC, CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC. In addition, (a) from time to time we have been communicating with the competent authorities, including the local branch of the CAC, and will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development on cybersecurity review, and comply with the latest regulatory requirements or apply for cybersecurity review as applicable; (b) we will continuously improve our data security protection technologies and internal control procedures and engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed. Based on the foregoing analysis, we believe under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC to conduct a security offering or maintain our listing status on the Nasdaq. However, there remain substantial uncertainties on the interpretation and implementations of the Cybersecurity Review Measures.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 36Kr Holdings Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Ran Li (Tel: +86-10-8567-5013) of Davis Polk & Wardwell LLP.

Sincerely yours,

36Kr Holdings Inc.

By:	/s/ Dagang Feng
Name: Dagang Feng
Title: Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP